Exhibit 3.46

CERTIFICATE OF FORMATION

OF

ALBERTSONS COMPANIES, LLC

The undersigned, for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Act, 6 Del. C. §§ 18-101 et seq. DOES HEREBY CERTIFY:

FIRST: The name of the limited liability company is Albertsons Companies, LLC.

SECOND The address of the registered office of the aforementioned limited liability company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, and the name of the registered agent located at such registered office is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of this 9th day of November, 2015.

By:	/s/ Michael Stromquist
Michael Stromquist
Authorized Person